Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

October 6, 2015	NR 15-5

Alianza Completes Nevada Projects Reconnaissance

Alianza Minerals Ltd. (TSX-V: ANZ) (“Alianza” or the “Company”) announces that reconnaissance work on the Company’s suite of Nevada properties has been completed. This first phase exploration program included rock sampling and prospecting on eight projects acquired from Sandstorm Gold Ltd. in January, 2015. The purpose of this program was to evaluate projects in order to prioritize them for further advancement.

Highlights of the program include:

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Initial assessment work completed on 8 projects. One project dropped.

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Presence of a gold-bearing high-sulphidation system confirmed at East Walker Property with 20 metre chip sample averaging 1.38 g/t Au

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Projects consist of varied styles of gold mineralization including epithermal and Carlin-style gold targets ready for option/joint venture.

As a result of this work, one property (Hot Pot) was relinquished and claim positions trimmed on the other properties. In total 40% of the original land position was retained to focus further exploration.

Management is now seeking partners to fund further exploration and all properties are available for option/joint venture. A summary of the available properties and results from this program are below:

Property Summaries

East Walker – High-Sulphidation Epithermal Gold in Lyon County

The East Walker property is located in Lyon County, west of Hawthorne. Outcrop mapping expanded the area of clay-silica alteration, which remains open to the north and south, to at least 900 by 600 metres in size. Geochemical results and visual observations indicate significant leaching, but two areas were chip sampled approximately 70 metres apart, returning 20 metres averaging 1.38 g/t Au and 23.1 metres averaging 0.49g/t Au. The system appears to consist of steeply east-west oriented structures. Limited prior drilling (shallow, vertical holes dating back to the mid 1980’s) has not tested these high angle structures.

Management believes that a small drill program to test the steep structures would greatly enhance the value of the project. The system at East Walker is thought to be extensive, as montmorillonite, a hydrothermal clay alteration mineral, has recently been mined from locations near the property.

Fri Gold – Gold Bearing Epithermal System in Nye County

The Fri Gold property is located in Nye County, northwest of Tonapah. Historical exploration has been focused on low-sulphidation epithermal veins. Recent work indicates that near-vertical northwest oriented structures associated with gold mineralization can be traced for approximately 1,000 metres. Prior operators did not likely test these structures, however one vertical drillhole collared in the vicinity of the vein structure is reported to have returned approximately 1 g/t gold over 10.5 metres.

Recent work confirmed the presence of gold mineralization at surface and geochemical signatures combined with visual observations indicate that the portion of the system exposed likely still lies above the potential boiling zone and prime areas for gold deposition may be preserved.

Horsethief – Carlin-Style Gold in Lincoln County

The Horsethief property is located in Lincoln County, northeast of Pioche. The exploration target on this property is Carlin-style gold mineralization. Work by prior operators included sampling hematite-rich jasperoid breccia outcrops that reportedly returned gold assays ranging from below detection to 21.94 g/t gold. Barite and fluorite are noted in the geological reports and a prior operator completed 4,200 meters of rotary drilling in 1984, reporting numerous shallow sub-gram gold intervals over tens of meters.

The 2015 program was successful in identifying potential controls for mineralization as the breccias appear to be controlled by the intersection of north/northwest structures intersecting north-south faults. Limited sampling has returned favourable pathfinder geochemistry indicating that the targets are prospective for Carlin-style mineralization in permissive stratigraphy projected to exist at depth.

Bellview – Carlin Style Gold in White Pine County

The Bellview property is located in White Pine County near Barrick’s Bald Mountain Gold Mine on the Carlin – Alligator Ridge Trend. Bellview features a geological setting prospective for Carlin style gold mineralization. Drilling by Teck Resources Inc. and others in the 1980’s identified a small non-NI43-101 compliant gold resource and later work by Fronteer identified additional targets, primarily defined by gold-in-soil geochemical anomalies and gold-bearing silicified jasperoid breccias. Prior geophysical surveys indicate that the Saddle Zone, one of these new targets, lies approximately 100 metres above the Secret Canyon Shale and Eldorado Dolomite contact, a stratigraphic position recognized regionally for its potential to host mineralization.

Columbia – Quartz veins with Gold and Arsenopyrite in Humboldt County

The Columbia property is located in Humboldt County, approximately 160 kilometers northwest of Winnemucca.  Gold has been identified in quartz veins associated with arsenopyrite and chlorite/sericite altered wallrock.  The main Columbia vein appears continuous over more than one kilometer and appears to intersect a circular feature inferred by a previous operator to be a subsided caldera.

Limited sampling in the current program confirmed the presence of high grade gold mineralization with a narrow (10 cm) vein sample returning 13.65 g/t gold. Management is considering a prospecting, mapping and soil geochemical survey program to further delineate areas prospective for high grade gold mineralization.

Kobeh – Carlin Style Gold in Eureka County

The Kobeh property consists of 37 claims (335 hectares) located in Eureka County, near Eureka.  The property lies on the Battle Mountain – Eureka Trend.  The exploration target on this property is Carlin style gold mineralization.  The property geology consists of shallow pediment cover over Mississippian Webb and Ordovician Vinini Formation rocks similar to those on the adjacent and better-known Afghan property.

A sizeable database exists for the Kobeh project and due to its excellent location within this gold district, Alianza will continue to review the database to identify targets with productive members of the stratigraphy.

Ashby – Mesothermal Gold in Mineral County

The Ashby property is located in Mineral County, near Hawthorne. The claims cover mesothermal gold-bearing quartz veins within the Jurassic Dunlap Formation. Historic production of 9,000 ounces is reported from the 1930’s and several hundred ounces per year during the 1980’s and 1990’s. Vein widths range from 15 centimeters to 1.8 meters and gold grades are reported from sub-gram to multi-ounce intervals. The property has had very limited modern exploration.

About Alianza Minerals Ltd.

Alianza increases the chances of success in mineral exploration by using the “Prospect Generator” business model, focussing on gold and copper exploration in Latin America and Nevada.

The Company has 13.8 million shares issued and outstanding, and is listed on the TSX Venture Exchange (TSX-V: ANZ).  Mr. Jason Weber, BSc, P.Geo., Alianza’s President and CEO is a Qualified Person as defined by National Instrument 43-101.Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO Sandrine Lam, Shareholder Communications Tel: (604) 687-3520 Fax: (888) 889-4874 To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.